FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ANNUAL INFORMATION UPDATE (AIU)

ABBEY NATIONAL plc

In Compliance with Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005

12th April 2007

INTRODUCTION

Abbey National plc published its Annual Report for the year-ended 31st December 2006 on the 16 March 2007 and is therefore providing its AIU for the 12mths up to and including 12 April 2007. In accordance with the requirements of the Prospectus Rule 5.2, this update refers to all information that has been published over the 12mths ended on 12 April 2007, information is referred to rather than included in full.

The information in this up date was up to date at the time the information was published but some information may now be out of date.

We are publishing the AIU via an RIS today and making it available via our website, www.aboutabbey.com.

ALL RNS ANNOUNCEMENTS (INCLUDING 6K'S ETC)

All of the announcements listed below were announced either by RNS or Business Wire.

Time/Date Headline

07:30 03-Apr-07 Director's Change in Role

16:21 28-Mar-07 Redemption Notice

08:20 20-Mar-07 Publication of Prospectus

07:30 16-Mar-07 Preliminary Results

07:30 16-Mar-07 Annual Report and Accounts

12:58 06-Feb-07 FRN Variable Rate Fix

12:56 06-Feb-07 FRN Variable Rate Fix

12:32 01-Feb-07 Investor Presentation

07:30 01-Feb-07 Trading Statement

17:01 19-Jan-07 FRN Variable Rate Fix

14:45 16-Jan-07 Director's Responsibilities

12:25 12-Jan-07 FRN Variable Rate Fix

07:30 12-Jan-07 Director's Responsibilities

17:50 08-Nov-06 FRN Variable Rate Fix

14:16 03-Nov-06 FRN Variable Rate Fix

07:30 26-Oct-06 3rd Quarter Results

07:38 24-Oct-06 Redemption of USD Pref Shares

12:40 20-Oct-06 FRN Variable Rate Fix

07:00 16-Oct-06 Redemption of Shares

07:05 29-Sep-06 FRN Variable Rate Fix

07:30 27-Sep-06 Abbey Interim Results

14:29 26-Sep-06 Abbey Board Changes

17:15 18-Sep-06 AGM Statement

17:11 18-Sep-06 Doc re. Notice of AGM

16:13 12-Sep-06 ERR

14:23 12-Sep-06 Redemption

14:22 12-Sep-06 Redemption

12:00 01-Sep-06 Disposal

13:45 02-Aug-06 FRN Variable Rate Fix

13:06 02-Aug-06 FRN Variable Rate Fix

11:08 31-Jul-06 Abbey Statement

13:06 27-Jul-06 Directorate Change

09:37 27-Jul-06 H1 2006 Results Presentation

07:43 27-Jul-06 Trading Statement

07:05 21-Jul-06 FRN Variable Rate Fix

17:44 07-Jul-06 Directorate Change

13:39 29-Jun-06 FRN Variable Rate Fix

16:54 26-Jun-06 Publication of Prospectus

07:14 14-Jun-06 Directorate Change

07:45 07-Jun-06 Disposal by Abbey

14:29 03-May-06 Resolution confirms in talks to buy Abbey life funds UPDATE

12:47 03-May-06 Resolution confirms in talks to buy Abbey life funds UPDATE

12:23 03-May-06 Resolution plc discussions

12:01 03-May-06 Resolution confirms in talks to buy Abbey life funds UPDATE

11:43 03-May-06 Resolution confirms in talks to buy Abbey life funds

10:04 03-May-06 FRN Variable Rate Fix

07:30 28-Apr-06 1st Quarter Results

07:34 21-Apr-06 FRN Variable Rate Fix

17:00 18-Apr-06 Annual Information Update

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.co.uk).

All Companies House Filings

All of the documents listed below were filed with Companies House England & Wales and were received on the dates indicated.

Filing Dates Description

02-Mar-07 Director’s particulars changed

02-Mar-07 Director’s particulars changes

16-Jan-07 Redemption

05-Dec-06 Particulars of Mortgage/Charge

05-Dec-06 Declaration of Mortgage/Charge Release

10-Nov-06 Director Appointed

18-Oct-06 Director Appointed

18-Oct-06 Director Resigned

16-Aug-06 Director Resigned

10-Jul-06 Group of Companies’ Accounts made up to 31/12/05

10-Jul-06 Director Appointed

22-May-06 Annual Return made up to 31/03/06

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

ANY PROSPECTUS' PRODUCED

All of the documents listed below were filed with the UKLA Document Viewing Facility and were filed on the dates indicated.

Filing Dates Description

20-Mar-07 Prospectus

26-Jun-06 Prospectus

FURTHER INFORMATION

Further information regarding the Company and its activities can be found on the Abbey website http://www.aboutabbey.com

Contacts:

Jason Wright, Assistant Company Secretary, Abbey National plc, 2 Triton Square, Regent’s Place,

London, NW1 3AN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 12th April 2007	By / s / Jessica Petrie
(Authorised Signatory)